Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2020

SHANGHAI, May 19, 2020 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the first quarter of 2020.

FIRST QUARTER 2020 FINANCIAL HIGHLIGHTS

•                  Net revenues for the first quarter of 2020 were RMB746.1 million (US$105.4 million), compared with RMB889.9 million for the corresponding period in 2019, and RMB788.3 million for the fourth quarter of 2019.

(RMB millions, except percentages)	Q1 2019	Q1 2020	YoY Change
Wealth management	623.4	552.6	(11.4)%
Asset management	167.9	165.4	(1.5)%
Lending and other businesses	98.6	28.1	(71.5)%
Total net revenues	889.9	746.1	(16.2)%

•                  Income/(loss) from operations for the first quarter of 2020 was RMB256.3 million (US$36.2 million), a 15.3% decrease from the corresponding period in 2019, and a 102.9% increase from the fourth quarter of 2019.

(RMB millions, except percentages)	Q1 2019	Q1 2020	YoY Change
Wealth management	189.5	166.2	(12.3)%
Asset management	67.8	93.5	37.9%
Lending and other businesses	45.2	(3.4)	N.A.
Total income/(loss) from operations	302.5	256.3	(15.3)%

•                  Net income attributable to Noah shareholders for the first quarter of 2020 was RMB243.0 million (US$34.3 million), a 14.6% decrease from the corresponding period in 2019, but a 136.4% increase from the fourth quarter of 2019.

•                  Non-GAAP1 net income attributable to Noah shareholders for the first quarter of 2020 was RMB255.9 million (US$36.1 million), a 16.0% decrease from the corresponding period in 2019, but a 119.6% increase from the fourth quarter of 2019.

1  Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FIRST QUARTER 2020 OPERATIONAL UPDATES

Wealth Management Business

The Company offers financial products and provides value-added services to high net worth clients in China and overseas for its wealth management business. Noah primarily distributes private equity, public securities, credit and other products denominated in RMB and other currencies.

•                  Total number of registered clients as of March 31, 2020 was 321,148, a 16.8% increase from March 31, 2019, and a 9.3% increase from December 31, 2019.

•                  Total number of active clients2 during the first quarter of 2020 was 4,075, a 49.8% decrease from the first quarter of 2019, and a 9.7% decrease from the fourth quarter of 2019, as we are in the transition of offering more online mutual fund products to our clients. However, counting in mutual funds clients, the number of clients who transacted with us during the first quarter of 2020 were 16,831, a 107.4% increase from the first quarter of 2019, and a 4.0% increase from the fourth quarter.

•                  Aggregate value of financial products distributed during the first quarter of 2020 was RMB23.2 billion (US$3.3 billion), a 17.3% decrease from the first quarter of 2019, primarily due to the fact that the Company is adjusting its product strategy and thus no longer offers single-counterparty private debt products to clients since the third quarter of 2019. The aggregate value increased by 76.1% compared with the fourth quarter of 2019 due to the significant growth of public securities products offered by the Company.

	Three months ended March 31,
Product type	2019		2020
	(RMB in billions, except percentages)
Credit products	22.1	78.8%	0.2	0.8%
Private equity products	1.3	4.8%	2.9	12.6%
Public securities products	3.2	11.4%	19.1	82.4%
Other products	1.4	5.0%	1.0	4.2%
All products	28.0	100.0%	23.2	100.0%

•                  Coverage network in mainland China included 292 service centers covering 78 cities as of March 31, 2020, compared with 313 service centers covering 83 cities as of March 31, 2019 and 292 service centers covering 82 cities as of December 31, 2019. The decrease in the number of service centers and cities is primarily a result of consolidation of duplicate service centers in order to optimize costs and expenses.

•                  Number of relationship managers was 1,209 as of March 31, 2020, a 19.2% decrease from March 31, 2019, and a 6.1% decrease from December 31, 2019, primarily as a result of the Company’s efforts to streamline operational human resources. The turnover rate of core “elite” relationship managers was 1.0%, compared with 4.1% as of December 31, 2019.

2   “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

Asset Management Business

The Company’s asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading alternative multi-asset manager in China with overseas offices in Hong Kong, the United States and Canada. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies.

•                  Total assets under management as of March 31, 2020 were RMB161.7 billion (US$22.8 billion), a 5.0% decrease from December 31, 2019 and a 5.5% decrease from March 31, 2019, primarily due to the voluntary accelerated repayments of certain credit products.

Investment type	As of December 31, 2019		Growth	Distribution/ Redemption	As of March 31, 2020
	(RMB billions, except percentages)
Private equity	104.9	61.6%	0.9	0.1	105.7	65.4%
Credit	29.6	17.4%	—	9.7	19.9	12.3%
Real estate	17.6	10.3%	0.7	0.1	18.2	11.3%
Public securities[3]	9.3	5.5%	0.8	0.9	9.2	5.7%
Multi-strategies	8.8	5.2%	0.5	0.6	8.7	5.3%
All Investments	170.2	100.0%	2.9	11.4	161.7	100.0%

Lending and Other Businesses

The Company’s lending business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. The total amount of loans originated during the first quarter of 2020 was RMB0.1 billion, compared with RMB2.5 billion for the corresponding period of 2019, due to the slowed down notarization process during the outbreak of COVID-19, and our voluntary reduction of loan origination. Other businesses include an online financial advisory platform.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “In the first quarter of 2020, our transformation to distributing more standardized products showed initial success. Driven by the continuous and strong momentum of public securities products that we offer, our transaction volume grew 76.1% from the fourth quarter of 2019. It is worth noting that standardized products accounted for 82.4% of the total volume, whereas credit products were 78.8% of the total volume in the same period last year. I want to attribute this success to our clients who continue to stand by us and our employees who have been showing great resilience during this difficult time facing an unprecedented global epidemic. As encouraged as we are by the strong start of the year, we remain cautious about the fact that some of Noah’s overseas businesses have been affected by the COVID-19 outbreak and the travel restrictions caused by it. We have been actively preparing for the upcoming quarters of this year while increasing the investment and development of our IT infrastructure to further improve our online service experience and product offering. “

FIRST QUARTER 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2020 were RMB746.1 million (US$105.4 million), a 16.2% decrease from the corresponding period in 2019, primarily driven by the decreased one-time commissions and other service fees, partially offset by the increase in recurring service fees and performance-based income.

3  The asset distribution/redemption of public securities also includes market appreciation or depreciation.

•                  Wealth Management Business

•                 Net revenues from one-time commissions for the first quarter of 2020 were RMB210.7 million (US$29.8 million), a 34.7% decrease from the corresponding period in 2019, primarily due to the decrease in transaction value as well as change in product mix resulting lower commission rate of financial products that we distributed. However, it increased 33.1% from the fourth quarter of 2019, primarily due to the increased transaction volume in public securities products.

•                 Net revenues from recurring service fees for the first quarter of 2020 were RMB289.2 million (US$40.8 million), a 12.9% increase from the corresponding period in 2019. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•                 Net revenues from performance-based income for the first quarter of 2020 were RMB15.1 million (US$2.1 million), compared with RMB1.2 million in the corresponding period of 2019. The increase was primarily due to more performance-based income realized from public securities.

•                 Net revenues from other service fees for the first quarter of 2020 were RMB37.6 million (US$5.3 million), compared with RMB43.3 million in the corresponding period in 2019, primarily due to less value-added services Noah offers to its high net worth clients during the COVID-19 epidemic.

•                  Asset Management Business

•                 Net revenues from recurring service fees for the first quarter of 2020 were RMB160.4 million (US$22.7 million), a 1.4% decrease from the corresponding period in 2019. The decrease was primarily due to the decrease in assets under management.

•                 Net revenues from performance-based income for the first quarter of 2020 were RMB4.6 million (US$0.6 million), compared with RMB3.6 million in the corresponding period of 2019. The increase was primarily due to more performance-based income realized from public securities.

•                  Lending and Other Businesses

•                 Net revenues for the first quarter of 2020 were RMB28.1 million (US$4.0 million), a 71.5% decrease from the corresponding period in 2019. The decrease was primarily due to reduced loan origination since the second half year of 2019.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2020 were RMB489.9 million (US$69.2 million), a 16.6% decrease from the corresponding period in 2019. Operating costs and expenses primarily consisted of compensation and benefits of RMB364.8 million (US$51.5 million), selling expenses of RMB44.5 million (US$6.3 million), general and administrative expenses of RMB63.7 million (US$9.0 million), provision of credit losses of RMB2.8 million (US$0.4 million) and other operating expenses of RMB32.6 million (US$4.6 million).

•                      Operating costs and expenses for the wealth management business for the first quarter of 2020 were RMB386.4 million (US$54.6 million), a 10.9% decrease from the corresponding period in 2019, primarily due to various cost control measurements that we took in the first quarter of 2020, including a decrease in compensation and benefits and selling expenses partially offset by an increase in general administrative expenses.

•                      Operating costs and expenses for the asset management business for the first quarter of 2020 were RMB71.9 million (US$10.2 million), a 28.1% decrease from the corresponding period in 2019, primarily due to a decrease in compensation and benefits, selling expenses and general administrative expenses.

•                      Operating costs and expenses for lending and other businesses for the first quarter of 2020 were RMB31.5 million (US$4.5 million), a 40.9% decrease from the corresponding period in 2019, primarily due to a decrease in compensation and benefits and selling expenses.

Operating Margin

Operating margin for the first quarter of 2020 was 34.3%, compared with 34.0% for the corresponding period in 2019.

•                      Operating margin for the wealth management business for the first quarter of 2020 was 30.1%, compared with 30.4% for the corresponding period in 2019.

•                      Operating margin for the asset management business for the first quarter of 2020 was 56.5%, compared with 40.4% for the corresponding period in 2019.

•                      Loss from operation for the lending and other businesses for the first quarter of 2020 was RMB3.5 million (US$0.5 million), compared with an operating income of RMB45.2 million for the corresponding period in 2019.

Investment Income

Investment income for the first quarter of 2020 was RMB17.6 million (US$2.5 million), compared with RMB25.7 million for the corresponding period in 2019. The decrease was primarily related to the fluctuation of fair value of equity securities.

Income Tax Expenses

Income tax expenses for the first quarter of 2020 were RMB68.3 million (US$9.6 million), a 14.1% decrease from the corresponding period in 2019. The decrease was primarily due to lower taxable income.

Net Income

•                  Net Income

•                      Net income for the first quarter of 2020 was RMB243.7 million (US$34.4 million), a 15.3% decrease from the corresponding period in 2019.

•                      Net margin for the first quarter of 2020 was 32.7%, up from 32.3% for the corresponding period in 2019.

•                      Net income attributable to Noah shareholders for the first quarter of 2020 was RMB243.0 million (US$34.3 million), a 14.6% decrease from the corresponding period in 2019, but a 136.4% increase from the fourth quarter of 2019.

•                      Net margin attributable to Noah shareholders for the first quarter of 2020 was 32.6%, up from 32.0% for the corresponding period in 2019.

•                      Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2020 was RMB3.94 (US$0.56) and RMB3.92 (US$0.55), respectively, compared with RMB4.70 and RMB4.57 respectively, for the corresponding period in 2019.

•                  Non-GAAP Net Income Attributable to Noah Shareholders

•                      Non-GAAP net income attributable to Noah shareholders for the first quarter of 2020 was RMB255.9 million (US$36.1 million), a 16.0% decrease from the corresponding period in 2019, but a 119.6% increase from the fourth quarter of 2019.

•                      Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2020 was 34.3%, up from 34.2% for the corresponding period in 2019.

•                      Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2020 was RMB4.13 (US$0.58), down from RMB4.90 for the corresponding period in 2019.

Balance Sheet and Cash Flow

As of March 31, 2020, the Company had RMB4,045.8 million (US$571.4 million) in cash and cash equivalents, compared with RMB4,387.3 million as of December 31, 2019 and RMB2,869.6 million as of March 31, 2019.

Net cash outflow from the Company’s operating activities during the first quarter of 2020 was RMB123.1 million (US$17.4 million), primarily due to the payment of other current liabilities in relation to our trust service and partially offset by cash inflow generated from operating profit.

Net cash outflow from the Company’s investing activities during the first quarter of 2020 was RMB133.4 million (US$18.8 million), primarily due to the purchase of held-to-maturity investments.

Net cash outflow from the Company’s financing activities was RMB95.4 million (US$13.5 million) in the first quarter of 2020, primarily due to the capital divestment of non-controlling interest of one consolidated fund.

2020 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2020 will be in the range of RMB800 million to RMB900 million. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter 2020 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time	Monday, May 18, 2020 at 8:00 p.m., U.S. Eastern Time Tuesday, May 19, 2020 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	+1-412-317-6061
Conference Title	Noah Holdings First Quarter 2020 Earnings Call
Participant Elite Entry Number	6168003

Participants will need to dial in 10-15 minutes early and use the above Elite Entry Number in order to join the conference. A telephone replay will be available starting one hour after the end of the conference call until May 25, 2020 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10143551.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity investments (unrealized), adjustment for sale of equity securities and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first quarter of 2020, Noah distributed RMB23.2 billion (US$3.3 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB161.7 billion (US$22.8 billion) as of March 31, 2020.

Noah’s wealth management business primarily distributes credit, private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,209 relationship managers across 292 service centers in 78 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 321,148 registered clients as of March 31, 2020. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2020 ended March 31, 2020 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate for March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2020 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	4,387,345	4,045,796	571,376
Restricted cash	6,589	6,583	930
Short-term investments	671,259	97,863	13,821
Accounts receivable, net	219,566	297,493	42,014
Loans receivable, net	654,060	620,905	87,689
Amounts due from related parties	548,704	757,278	106,948
Other current assets	243,701	196,857	27,802
Total current assets	6,731,224	6,022,775	850,580
Long-term investments, net	881,091	837,449	118,270
Investment in affiliates	1,272,261	1,325,649	187,217
Property and equipment, net	296,320	271,574	38,354
Operating lease right-of-use assets, net	352,186	337,405	47,651
Deferred tax assets	167,430	167,254	23,621
Other non-current assets	102,092	126,369	17,844
Total Assets	9,802,604	9,088,475	1,283,537

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	555,719	644,420	91,009
Income tax payable	126,743	101,630	14,353
Deferred revenues	100,693	141,228	19,945
Other current liabilities	721,898	369,847	52,232
Total current liabilities	1,505,053	1,257,125	177,539
Operating lease liabilities, non-current	362,757	344,078	48,593
Deferred tax liabilities	56,401	56,804	8,022
Other non-current liabilities	3,433	2,787	394
Total Liabilities	1,927,644	1,660,794	234,548
Equity	7,874,960	7,427,681	1,048,989
Total Liabilities and Equity	9,802,604	9,088,475	1,283,537

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	216,643	207,185	29,260	(4.4)%
Recurring service fees	132,476	148,457	20,966	12.1%
Performance-based income	1,094	14,618	2,064	1,236.2%
Other service fees	145,377	66,608	9,407	(54.2)%
Total revenues from others	495,590	436,868	61,697	(11.8)%
Revenues from funds Gopher manages:
One-time commissions	107,908	4,749	671	(95.6)%
Recurring service fees	288,156	303,450	42,855	5.3%
Performance-based income	3,758	5,175	731	37.7%
Total revenues from funds Gopher manages	399,822	313,374	44,257	(21.6)%
Total revenues	895,412	750,242	105,954	(16.2)%
Less: VAT related surcharges	(5,528)	(4,125)	(583)	(25.4)%
Net revenues	889,884	746,117	105,371	(16.2)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(167,268)	(170,052)	(24,016)	1.7%
Others	(237,037)	(194,787)	(27,509)	(17.8)%
Total compensation and benefits	(404,305)	(364,839)	(51,525)	(9.8)%
Selling expenses	(90,456)	(44,540)	(6,290)	(50.8)%
General and administrative expenses	(59,001)	(63,685)	(8,994)	7.9%
Provision for credit losses	451	(2,809)	(397)	N.A.
Other operating expenses	(50,828)	(32,617)	(4,606)	(35.8)%
Government subsidies	16,780	18,635	2,632	11.1%
Total operating costs and expenses	(587,359)	(489,855)	(69,180)	(16.6)%
Income from operations	302,525	256,262	36,191	(15.3)%
Other income:
Interest income	23,123	22,170	3,131	(4.1)%
Interest expenses	(430)	—	—	N.A.
Investment income	25,663	17,566	2,481	(31.6)%
Other (expense) income	(1,928)	858	121	N.A.
Total other income	46,428	40,594	5,733	(12.6)%
Income before taxes and income from equity in affiliates	348,953	296,856	41,924	(14.9)%
Income tax expense	(79,492)	(68,276)	(9,642)	(14.1)%
Income from equity in affiliates	18,123	15,076	2,129	(16.8)%
Net income	287,584	243,656	34,411	(15.3)%
Less: net income attributable to non-controlling interests	3,007	631	89	(79.0)%
Net income attributable to Noah shareholders	284,577	243,025	34,322	(14.6)%

Income per ADS, basic	4.70	3.94	0.56	(16.2)%
Income per ADS, diluted	4.57	3.92	0.55	(14.2)%

Margin analysis:
Operating margin	34.0%	34.3%	34.3%
Net margin	32.3%	32.7%	32.7%

Weighted average ADS equivalent[1]:
Basic	60,570,704	61,619,852	61,619,852
Diluted	62,355,964	61,991,117	61,991,117
ADS equivalent outstanding at end of period	61,180,845	61,635,280	61,635,280

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Net income	287,584	243,656	34,411	(15.3)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(30,858)	37,319	5,270	N.A.
Fair value fluctuation of available for sale Investment (after tax)	74	(4)	(1)	N.A.
Comprehensive income	256,800	280,971	39,680	9.4%
Less: Comprehensive income attributable to non-controlling interests	3,217	626	88	(80.5)%
Comprehensive income attributable to Noah shareholders	253,583	280,345	39,592	10.6%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2019	March 31, 2020	Change

Number of registered clients	274,893	321,148	16.8%
Number of relationship managers	1,496	1,209	(19.2)%
Number of cities under coverage in mainland China	83	78	(6.0)%

	Three months ended
	March 31, 2019	March 31, 2020	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients[4]	8,117	4,075	(49.8)%
Transaction value:
Credit products	22,101	183	(99.2)%
Private equity products	1,333	2,931	119.9%
Public securities products	3,205	19,111	496.3%
Other products	1,401	969	(30.8)%
Total transaction value	28,040	23,194	(17.3)%

4   “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Revenues:
Revenues from others:
One-time commissions	206,944	241	—	207,185
Recurring service fees	147,763	694	—	148,457
Performance-based income	14,618	—	—	14,618
Other service fees	37,819	134	28,655	66,608
Total revenues from others	407,144	1,069	28,655	436,868
Revenues from funds Gopher manages:
One-time commissions	4,749	—	—	4,749
Recurring service fees	142,860	160,590	—	303,450
Performance-based income	556	4,619	—	5,175
Total revenues from funds Gopher manages	148,165	165,209	—	313,374
Total revenues	555,309	166,278	28,655	750,242
Less: VAT related surcharges	(2,670)	(868)	(587)	(4,125)
Net revenues	552,639	165,410	28,068	746,117
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(170,052)	—	—	(170,052)
Other compensations	(118,227)	(61,313)	(15,247)	(194,787)
Total compensation and benefits	(288,279)	(61,313)	(15,247)	(364,839)
Selling expenses	(36,555)	(7,314)	(671)	(44,540)
General and administrative expenses	(47,582)	(10,730)	(5,373)	(63,685)
Provision for credit losses	—	—	(2,809)	(2,809)
Other operating expenses	(23,602)	(1,546)	(7,469)	(32,617)
Government subsidies	9,607	8,981	47	18,635
Total operating costs and expenses	(386,411)	(71,922)	(31,522)	(489,855)
Income (loss) from operations	166,228	93,488	(3,454)	256,262

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Revenues:
Revenues from others:
One-time commissions	216,180	463	—	216,643
Recurring service fees	131,618	858	—	132,476
Performance-based income	1,094	—	—	1,094
Other service fees	43,445	1,166	100,766	145,377
Total revenues from others	392,337	2,487	100,766	495,590
Revenues from funds Gopher manages:
One-time commissions	107,908	—	—	107,908
Recurring service fees	125,751	162,405	—	288,156
Performance-based income	97	3,661	—	3,758
Total revenues from funds Gopher manages	233,756	166,066	—	399,822
Total revenues	626,093	168,553	100,766	895,412
Less: VAT related surcharges	(2,730)	(628)	(2,170)	(5,528)
Net revenues	623,363	167,925	98,596	889,884
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(167,125)	—	(143)	(167,268)
Other compensations	(146,458)	(65,212)	(25,367)	(237,037)
Total compensation and benefits	(313,583)	(65,212)	(25,510)	(404,305)
Selling expenses	(83,114)	(3,903)	(3,439)	(90,456)
General and administrative expenses	(37,336)	(15,261)	(6,404)	(59,001)
Provision for credit losses	—	—	451	451
Other operating expenses	(15,086)	(17,266)	(18,476)	(50,828)
Government subsidies	15,218	1,562	—	16,780
Total operating costs and expenses	(433,901)	(100,080)	(53,378)	(587,359)
Income from operations	189,462	67,845	45,218	302,525

Noah Holdings Limited

Supplement Revenue Information for Segment

(unaudited)

	Three months ended March 31, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Revenues:
Mainland China	368,817	145,086	28,655	542,558
Hong Kong	140,765	16,567	—	157,332
Others	45,727	4,625	—	50,352
Total revenues	555,309	166,278	28,655	750,242

	Three months ended March 31, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Revenues:
Mainland China	401,523	145,608	100,766	647,897
Hong Kong	180,596	20,943	—	201,539
Others	43,974	2,002	—	45,976
Total revenues	626,093	168,553	100,766	895,412

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 5

	Three months ended
	March 31,	March 31,
	2019	2020	Change
	RMB’000	RMB’000

Net income attributable to Noah shareholders	284,577	243,025	(14.6)%
Adjustment for share-based compensation	29,616	18,291	(38.2)%
Less: gains from fair value changes of equity securities (unrealized)	8,742	6,083	(30.4)%
Add: gains from sales of equity securities (realized)	4,885	—	N.A.
Less: Tax effect of adjustments	5,714	(652)	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	304,622	255,885	(16.0)%

Net margin attributable to Noah shareholders	32.0%	32.6%
Non-GAAP net margin attributable to Noah shareholders	34.2%	34.3%
Net income attributable to Noah shareholders per ADS, diluted	4.57	3.92	(14.2)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.90	4.13	(15.7)%

5    Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of tax impact, if any.